# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Robin Energy Ltd., CIK 0002039060
CUSIP: Y73118120
Title of class of securities: Common Shares, $0.001 par value per share
Address of issuer's principal executive offices: 223 CHRISTODOULOU CHATZIPAVLOU STREET, HAWAII ROYAL GARDENS, LIMASSOL, Cyprus (G4), 3036
Date of event which requires filing of this statement: 11/02/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002162486

## Reporting persons
- AHMED FOUAD: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 205,740; shared voting power 0; sole dispositive power 205,740; shared dispositive power 0; aggregate amount beneficially owned 205,740 (15% of the class)

## Item 1. Issuer
Name of issuer: Robin Energy Ltd.
Address of issuer's principal executive offices: 223 CHRISTODOULOU CHATZIPAVLOU STREET, HAWAII ROYAL GARDENS, LIMASSOL, CYPRUS, 3036

## Item 2. Person Filing
Name of person filing: Fouad Ahmed
Address of principal business office or, if none, residence:
37 Oak Knoll Drive
North Attleboro, MA 02760
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 205740
Percent of class: 15%
Sole power to vote or to direct the vote: 205740
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 205740
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AHMED FOUAD: Fouad Ahmed, Individual (11/02/2026)
Comment: N/A